

December 20, 2010

Bryan D. Smith
Chief Accounting Officer
CapitalSource Inc.
4445 Williard Avenue, 12th Floor
Chevy Chase, MD 20815

> **Re: CapitalSource, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed on March 1, 2010**
> **Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **File No. 001-31753**

Dear Mr. Smith:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Note 18. Fair Value Measurements

Loans Held for Investment, page 40

1. We note your response to prior comments 8 and 13 of our letter dated August 25, 2010 and your disclosure on page 40 that you rely on your internally developed estimates for valuation of impaired loans when you are unable to obtain an updated appraisal on the date of impairment within the necessary timeframe. In addition, we note you make

adjustments for outdated appraisals that can either increase or decrease the specific reserve of the impaired loans. Please tell us and revise your future filings to disclose the following:

- Describe in more detail, the evidence and support by collateral type you rely on for valuation of an impaired loan in between appraisal dates and for the adjustments made to outdated appraisals, given your statement that you employ different approaches depending on the type of collateral for valuation;
- Your policy for updating appraisals on impaired loans after the initial appraisal on the impairment date and if this policy varies by loan type;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status;

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Concentration of Credit Risk

Concessions granted by loan type table, page 87

2.   We note your response to prior comments 9, 10 and 17 of our letter dated August 25, 2010, and your disclosure on page 87 that approximately 41% of your troubled debt restructured loans have incurred additional losses since restructuring. In addition, we note that the 63% of your restructurings were through the extension of the maturity. In an effort to provide clear and transparent disclosures regarding your restructuring programs please tell us and disclose in future filings the success rate and additional losses incurred during the period presented by concession granted in the tabular disclosure.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief